

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2005

Mr. Domenico Bertucci, CA
Chief Financial Officer
Twin Mining Corporation
Suite 1250, 155 University Avenue
Toronto, Ontario Canada M5H 3B7

> **Re: Twin Mining Corporation**
> **Forms 20-F and 20-F/A for Fiscal Year Ended December 31, 2004**
> **Filed April 11, 2005 and November 23, 2005**
> **Response Letter Dated November 21, 2005**
> **File No. 0-17791**

Dear Mr. Domenico Bertucci:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

General

1.   We note that you refer to yourself as a "developmental stage" company in your financial statements and related disclosures. Since you are in an extractive industry, please revise the disclosures and labeling throughout your document to characterize yourself as an "exploratory stage" entity, rather than a "development stage" entity, as that term has specific meaning within the extractive industry which describes an advanced mining activity in which proved reserves have been determined.

Independent Auditors' Report to the Shareholders

2.   We note your amended 20-F/A which includes an audit report only. Please note your amendment must set forth the complete text of Item 17, as amended. Refer to Rule 12b-15 of the Exchange Act. As such please amend your filing and also include the applicable officer certifications.

Financial Statements

Note 2 Summary of Significant Accounting Policies

Basis of presentation

3.   We note you have consolidated subsidiaries but were unable to locate your
        disclosure of your consolidation policy including how you determine when
        consolidation is appropriate or what method you use to consolidate your
        subsidiaries. For example but without limitation, we note your joint venture with
        CAMC. Please expand your consolidation policy to clearly describe the
        accounting method and principles used in consolidation.

Property and Equipment

4.   Please expand your disclosures to include your asset impairment accounting
        policy.

Note 9 – Contingency and Commitments

5.   We note your disclosure that you have $741,000 in spending commitments related
        to your sale of flow through shares. It is our understanding that the funds raised
        under these issuances are required to be spent on qualified CEE expenditures.
        Please classify the balance of any unspent funds raised under a flow through share
        arrangement as restricted cash. Please modify your balance sheet and your
        statement of cash flows accordingly.

Differences between Canadian and U. S. GAAP

6.   It appears you have not discretely quantified and described the material
        differences between your U. S. GAAP balance sheet and statement of cash flows
        from that of your Canadian GAAP presentations. Please expand you disclosures
        and presentation accordingly. Refer to Item 17(b)ii and iii of Form 20-F.

7.   We note that your U.S. GAAP reconciliation of your income statement does not
        include a reconciling item related to Other Comprehensive Income as defined by
        SFAS 130. In this regard we note your accounting policy regarding foreign
        currency translation in Note 2 to your financial statements in which you appear to
        suggest that you include all adjustments arising from translation in income or loss
        for the year. If necessary, please revise your disclosure to quantify the amount of
        other comprehensive income which should be attributed under U. S. GAAP and
        the impact on your determination of US GAAP net loss.

8.   We note that you have various lease/option, permit renewal fees, and rental fees associated with your mining properties. However we were unable to determine how you have accounted for these costs within your U. S. GAAP reconciliation. Please clarify for us how you have accounted for these fees under Canadian GAAP and to the extent necessary provide disclosure of any U. S. GAAP differences.

9.   Supply inventory appears to be related to your Jackson Inlet Diamond Property, which appears to be in the exploration stage. Additionally, it appears your inventory consists of fuel and supplies for use in your exploration program as disclosed in note 4(b). Please compare and contrasts your policy of capitalizing such costs as inventory under Canadian GAAP and U. S. GAAP and demonstrate how your accounting is appropriate under U. S. GAAP. Please include citations to the authoritative U.S. GAAP literature supporting your conclusions.

Engineering Comments

General

10.   Insert a small-scale map showing the location and access to the property. Note that SEC's EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

11.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

12.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," "resources." If you continue to make references on your web site or press releases to reserve measures other than those

recognized by the SEC, accompany such disclosure with the following cautionary language, including the bolding and indenting:

> **Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form   , File No.   , which may be secured from us, or from the SEC's website at** http://www.sec.gov/edgar.shtml.

13.   To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

> *"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

Possible future additions to the Ore Reserves, page 24

14.   The third paragraph states that Behre Dolbear believes that the ultimate minable ore reserves could grow to 1.5 million ounces contained or approximately 1.0 million ounces of recoverable gold. Are these additional proven or probable reserves disclosed elsewhere in the filing or are these possible reserves? Proven and/or probable reserves are qualified, measurable, and reproducible estimates. Possible reserves are not a category recognized by the SEC and may not be disclosed in this filing. Remove all references to any possible or potential reserves from the filing and the website.

15.   Behre Dolbear is the corporate entity referenced by the previous comment. With properly established and documented internal controls, procedures and supervision, a corporate entity (with a corporate officer as the signatory) may be cited as an expert. However the project manager, person in responsible control, or the person who performed the task is the best reference to cite. Provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the

summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Closing Comments

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief